EXHIBIT 99.3

RADVISION LTD.
Press Release

Corporate Contact:	Media Relations:	Investor Relations:
Adi Sfadia	Paul Macchia	June Filingeri
Chief Financial Officer	Dukas Public Relations	Comm-Partners LLC
Tel: +1 201-689-6340	Tel: (212) 704-7385	Tel: +1 203-972-0186
cfo@radvision.com	Paul@dukaspr.com	junefil@optonline.net

RADVISION LAUNCHES ITS NEW CLIENT FRAMEWORK FOR DESKTOP, EMBEDDED AND MOBILE DEVICES

Revolutionary BEE product portfolio enables developers to launch video communications endpoints in a short time to market

TEL AVIV, June 8, 2010 – RADVISION® Ltd. (Nasdaq: RVSN), a leading technology and end-to-end solution provider for unified visual communications including video network infrastructure, developer tools and high definition (HD) room, desktop and mobile video conferencing systems, announced today the availability of its BEE client framework solutions which provide developers with a complete, cost-effective method of building customized video conferencing endpoints.

RADVISION’s new product portfolio allows consumer electronics manufacturers, UC vendors, system integrators and service providers to easily incorporate revenue-generating video communications capabilities into embedded and mobile devices as well as desktop applications, turning them into full-fledged visual communications tools.  Serving as an enabling tool linking hardware and software applications, the BEE framework offers both SIP and H.323 signaling protocols and a pre-integrated application layer including API and codecs, significantly lowering development costs and time-to-market.  It also implements advanced video-compression algorithms such as H.264-SVC (Scalable Video Coding) which reduces bandwidth consumption.  Optimized for TI’s DM6467, Intel architecture and leading mobile platforms, the BEE framework ensures a low footprint and CPU usage, while delivering superior high quality video capabilities.

 “Our BEE client framework is a game-changer in the visual communications market,” said Avishai Sharlin, General Manager of RADVISION’s Technology Business Unit.  “For the first time, developers basically have a Do-It-Yourself package which gives them the power to build any endpoint, exactly the way they want it. This evolution will help make video-enabled electronic products more affordable, paving the way to video becoming a standard component of day-to-day communications for both personal and business use.”

The BEE client framework portfolio is composed of three solutions: BEEHD, for embedded devices; BEEDESK, for Intel-based devices; and BEEMOBILE, for Google Android-based platforms in mobile phones and portable media devices such as tablets.

About RADVISION

RADVISION (Nasdaq: RVSN) is the industry’s leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video communications solutions and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless – for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com and community.radvision.com. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, our ability to integrate the Aethra video assets into our product offerings, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including RADVISION’s Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.